UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                           (Amendment No.  _____) *

                     INTEGRATED PERFORMANCE SYSTEMS, INC.
                               (Name of Issuer)

                   Common Stock (par value $0.01 per share)
                        (Title of Class of Securities)

                                 45818C 10 0
                                (CUSIP Number)

                              September 28, 2004
           (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed.

 [ ]  Rule 13d-1(b)

 [X]  Rule 13d-1(c)

 [ ]  Rule 13d-1(d)

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 45818C 10 0

    1) Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       China Voice Holding Corp.

    2) Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) .......................................

       (b) ....X..................................

    3) SEC Use Only .............................

    4) Citizenship or Place of Organization

       New York

       Number of     5)  Sole Voting Power
       Shares               5,700,000 shares of Common Stock
       Beneficially  ------------------------------------------------------
       Owned by      6)  Shared Voting Power
       Each                 - 0 -
       Reporting     ------------------------------------------------------
       Person        7)  Sole Dispositive Power
       With:                5,700,000 shares of Common Stock
                     ------------------------------------------------------
                     8)  Shared Dispositive Power
                            - 0 -
                     ------------------------------------------------------

    9) Aggregate Amount Beneficially Owned by Each Reporting Person

           5,700,000 shares of Common Stock

    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

    11) Percent of Class Represented by Amount in Row (9)

           9.3%

    12) Type of Reporting Person (See Instructions)

           CO

                               SCHEDULE 13G

 Item 1.

 (a) Name of Issuer:

       Integrated Performance Systems, Inc.

 (b) Address of Issuer's Principal Executive Offices

       901 Hensley Lane, Wylie, Texas 75098

 Item 2.

 (a) Name of Person Filing

       China Voice Holding Corp.

 (b) Address of Principal Business Office or, if none, Residence

       17300 North Dallas Parkway, Suite 2040
       Dallas, Texas 75248

 (c) Citizenship

       China Voice Holding Corp. is a corporation organized under the laws of the state of New York.

 (d) Title of Class of Securities

       Common Stock, $0.01 par value

 (e) CUSIP Number

       45818C 10 0

 Item 3.

       Not Applicable.

 Item 4.  Ownership.

      China Voice Holding Corp. controls voting and disposition of the securities through a wholly owned subsidiary, China Voice Corp. (see Exhibit "A"). China Voice Corp. acquired 2,200,000 shares on September 28, 2004, 1,000,000 shares on November 22, 2004, and 2,500,000 shares on March 31, 2005, resulting in an aggregate of 5,700,000 shares of Common Stock held by China Voice Corp.

      D. Ronald Allen is the President, Chief Executive Officer and a director of China Voice Holding Corp. Mr. Allen is also the beneficial owner of approximately 66% of the currently issued and outstanding shares of common stock of China Voice Holding Corp. Other directors of China Voice Holding Corp. are Hin Hiong Khoo and William H. Anderton. Mr. Anderton is also the Chief Operating Officer and Chief Technical Officer of China Voice Holding Corp.

      As officers and directors of China Voice Holding Corp., Mr. Allen, Mr. Khoo and Mr. Anderton possess ultimate voting and dispositive power over all of the securities being reported upon. Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, these persons may be deemed to be the beneficial owners of, but disclaim such beneficial ownership of, the securities.

 (a) Amount beneficially owned:

       5,700,000 shares of Common Stock

 (b) Percent of class:

       9.3% (based on 61,003,230 shares of the Issuer's common stock issued and outstanding as of June 2, 2005, as reported in the Issuer's Quarterly Report on Form 10-QSB for the period ended April 30, 2005).

 (c) Number of shares as to which the person has:

       (i) Sole power to vote or to direct the vote

           5,700,000 shares of Common Stock

      (ii) Shared power to vote or to direct the vote

           - 0 -

      (iii) Sole power to dispose or to direct the disposition of

           5,700,000 shares of Common Stock

      (iv) Shared power to dispose or to direct the disposition of

           - 0 -

 Item 5.  Ownership of Five Percent or Less of a Class

      Not applicable.

 Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      See Exhibit "A".

 Item 8.  Identification and Classification of Members of the Group

      Not applicable.

 Item 9.  Notice of Dissolution of Group

      Not applicable.

 Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date:  July 19, 2005

                               /s/ D. Ronald Allen
                                   D. Ronald Allen, Chief Executive Officer
                                   China Voice Holding Corp.


                                 Exhibit "A"

 China Voice Corp., a wholly owned subsidiary of China Voice Holding Corp., acquired and holds the foregoing securities. China Voice Corp. is a corporation organized under the laws of the state of Nevada. Mr. Allen is the Chief Executive Officer and sole director of China Voice Corp.